Filed pursuant to Rule 424(b)(3)

File No. 333-274888

NYLI MACKAY MUNI INCOME OPPORTUNITIES FUND

(the “Fund”)

Supplement dated November 27, 2024 (“Supplement”) to the

Prospectus and Statement of Additional Information (“SAI”)

each dated March 25, 2024, as supplemented

Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus and SAI.

The following changes are made to the Fund’s Prospectus effective immediately:

1.	The third paragraph under the section entitled “Plan of Distribution” is replaced with the following:

Common Shares of the Fund will be continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. Such intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Common Shares will be offered at NAV per share calculated each regular business day. Please see “Net Asset Value” above. Please also consult your investment representative for specific information.

2.	The second paragraph of the subsection, “Purchasing Shares” of the “Plan of Distribution” is replaced with the following:

Eligible investors may purchase Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Ultimus. The returned check and stop payment fee is currently $25. Class A1 Shares, Class A2 Shares and Class A3 Shares of the Fund may be purchased through financial intermediaries offering such Common Shares. Orders will be priced based on the Fund’s NAV next computed after it is received by a financial intermediary or financial intermediary’s authorized designee. A financial intermediary may hold Common Shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund accepts initial and additional purchases of Common Shares on each day that the NYSE is open for business. Orders will be priced based on the Fund’s NAV next computed (at the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business) after it is received by the Transfer Agent. The Fund will be deemed to have received a purchase or redemption order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order.

3.	The first paragraph of the subsection, “Acceptance and Timing of Purchase Orders of the “Plan of Distribution” is replace with the following:

You buy shares at NAV (plus, for Class A1 Shares, any applicable front-end sales charge). NAV is generally calculated by the Fund as of the Fund’s close (usually 4:00 pm Eastern time) every day the NYSE is open. The Fund does not usually calculate its NAV on days when the NYSE is scheduled to be closed. When you buy Common Shares, you must pay the NAV next calculated after the Fund receives your purchase request in good order. Alternatively, the Fund has arrangements with certain financial intermediary firms or financial intermediary’s authorized designee whereby purchase requests through these entities are considered received in good order when received by the financial intermediary firm or financial intermediary’s authorized designee together with the purchase price of the Common Shares ordered. The order will then be priced at the Fund’s NAV next computed after receipt in good order of the purchase request by these entities. Such financial intermediary or financial intermediary’s authorized designee firms are responsible for timely and accurately transmitting the purchase request to the Fund.

PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE.

REG-00022-11/24